Exhibit 99.5

Standard Lithium Ltd.

Request for Financial Statements

2026

In accordance with National Instrument 51-102 – Continuous Disclosure Obligations, registered and beneficial shareholders may elect annually to receive a copy of our annual financial statements and corresponding management discussion and analysis (“MD&A”) or interim financial statements and the corresponding MD&A, or both.

If you wish to receive these documents by mail, please return this completed form to:

TSX Trust Company

301 - 100 Adelaide Street West

Toronto ON M5H 4H1

or fax to 416-595-9593

Rather than receiving the financial statements by mail, you may choose to view these documents on the SEDAR+ website at www.sedarplus.ca.

You may also go to TSX Trust’s website at services.tsxtrust.com/financial statements and input code 7237A.

Please send me:	☐ Annual Financial Statements with MD&A

☐ Interim Financial Statements with MD&A

☐ Check this box if you wish to receive the selected financial statements electronically and print your email address below

By providing my email address, I hereby acknowledge and consent to all provisions outlined in the following: www.tsxtrust.com/consent-to-electronic-delivery

PLEASE PRINT

FIRST NAME	LAST NAME

ADDRESS OR E-MAIL ADDRESS

CITY	PROVINCE/ STATE	POSTAL / ZIP CODE

COUNTRY

SIGNED:
(Signature of Shareholder)